SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS

January 20, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 20, 2011

File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above in response to the comment letter, dated December 22, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

As the Company has commenced preparations for its 2011 audit and preparation of its annual report on Form 20-F for the year ended December 31, 2011, the Company believes that the disclosure requested in certain of the Staff’s comments would be more appropriately inserted in the Company’s next annual report for 2011, which is expected to be filed by March or April of this year, rather than in the amended 20-F for 2010. Specifically, certain of the comments

Leiming Chen    Philip M.J. Culhane    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

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pertain to updates in the Company’s business that occurred during 2011, are no longer relevant to its business operations or have previously been adequately disclosed, and would more appropriately be updated in the annual report for 2011. Accordingly, in response to the majority of comments, the Company has amended the disclosure in response to the Staff’s comment or provided supplemental explanation to the Staff where no additional facts required additional disclosure. For certain comments where the Company believes any updated disclosure would more appropriately be included in its annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”) which it is in the process of preparing, the Company has supplementally responded to the Staff’s comment and proposed draft disclosure in the attached annex (the “Annex”) which it would propose to serve as a basis for updated disclosure in in the 2011 20-F.

We have arranged for hand delivery of five hard copies of the amended Form 20-F/A along with copies of this Letter and the Annex.

*        *        *

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Item 3. Key Information, page 3

Risk Factors, page 7

Risks Relating to Compliance with PRC Law, page 7

We may be deemed a PRC resident enterprise under the PRC Enterprise…, page 13

1.	On page 14, in the last paragraph under this risk factor, you state that “[s]ince the beginning of 2009, our management team has been meeting and negotiating with potential overseas investors...for certain significant restructuring activities.” Please revise your disclosure where appropriate to tell us more about the status of these negotiations and what significant restructuring activities are you are planning.

The Company respectfully advises the Staff that the referenced sentence was in regard to transactions with SINA that were previously disclosed in the Company’s annual reports on Form 20-F for 2009 and 2010 which were subsequently abandoned. The Company has revised the referenced disclosure on page 13 of the amended Form 20-F by deleting the sentence in question.

PRC regulations relating to offshore investment activities by PRC residents…, page 14

2.	In the middle of page 15, you disclose that due to your frequent acquisitions and dispositions and the complexity of the SAFE registration requirements your CEO, Jason Nanchun Jiang, has in the past failed and may fail in the future to make registrations in compliance with these regulations. Please revise this section to provide context to this risk by disclosing the amount of transactions that are currently unregistered in violation of the SAFE regulations.

The Company has revised the referenced disclosure on page 15 of the amended Form 20-F in response to the Staff’s comment.

Risks Relating to Our Business and Industry, page 16

If we are unable to obtain or retain desirable placement locations for out LCD…, page 18

3.	Please explain the change in disclosed location costs and cost of revenues as a percentage of total revenues in 2008 and 2009. We note that in your Form 20-F for fiscal year ended December 31, 2009 you disclosed your location costs to be 45.5% and 35.6% of total revenues in years 2008 and 2009, respectively. In the Form 20-F for fiscal year ended December 31, 2010, your disclosure reports these figures as 59.5% in 2008 and 48.9% in 2009. Similarly, addressing cost of revenue in fiscal year 2009 you reported figures of 24.5% and 23.9% in years 2008 and 2009, respectively. In your fiscal year 2010 disclosure you report cost of revenue to be 29.1% in 2008 and 29.7% in 2009.

The Company respectfully advises the Staff that, as disclosed on pages 82, 89 and 93 of

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the amended Form 20-F, the Company exited the internet advertising business with the disposition of Allyes to a third party during 2010. The changes in percentages identified by the Staff are primarily due to the reclassification of the operations of the disposed entity to discontinued operations for both the current and prior periods in accordance with ASC 205-20-45. In addition, in the Form 20-F for the year ended December 31, 2009, disclosure of location costs included certain other miscellaneous costs such as commissions and relocation. In the Form 20-F for the year ended December 31, 2010, the Company did not include such miscellaneous costs in location costs. This change in classification is consistent with management’s review of the Company’s performance. Please refer to the table below for the reconciliation.

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	2009	2008
	RMB	RMB
Location costs
• As previously disclosed in Form 20-F for the year ended December 31, 2009	120,701,701	157,942,235
• Exclusion of other miscellaneous costs	(2,787,480)	(3,853,131)

• As disclosed in Form 20-F for the year ended December 31, 2010	117,914,221	154,089,104

Cost of Revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	339,134,153	347,234,041
• Reclassification of discontinued operations	(98,060,950)	(88,190,541)

• As disclosed in Form 20-F for the year ended December 31, 2010	241,073,203	259,043,500

Net Revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	505,035,471	642,335,033
• Reclassification of discontinued operations	(107,870,949)	(113,147,659)

• As disclosed in Form 20-F for the year ended December 31, 2010	397,164,522	529,187,374

Location costs as a percentage of cost of revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	35.6%	45.5%

• As disclosed in Form 20-F for the year ended December 31, 2010	48.9%	59.5%

Location costs as a percentage of net revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	23.9%	24.5%

• As disclosed in Form 20-F for the year ended December 31, 2010	29.7%	29.1%

Item 4. Information on the Company, page 36

4.	Please expand the disclosure of the purchase of 15.3 million shares of VisionChina Media Inc. to include how the $61 million purchase price was determined.

The Company has revised the referenced disclosure on pages 40, 110 and 113 of the amended Form 20-F in response to the Staff’s comment.

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Business Overview, page 38

5.	Please revise this section and other sections, where appropriate, to reflect your current business. We note you disposed of Allyes in 2010, but continue to report your business as being “a leading provider of Internet marketing solutions in China.”

The reference to being a “leading provider of Internet marketing solutions” has been removed and other references to Allyes as a part of the Company’s current operations have been deleted. The Company has also revised the disclosure throughout the amended Form 20-F in response to the Staff’s comments. For example, see pages 40-44 of the amended Form 20-F.

LCD display network, page 40

6.	You state that the majority of your LCD screen network is in “heavy-traffic areas of commercial office buildings.” Please provide context for this statement by, for example, revising your disclosure to state the percentage of LCD screens in these areas.

By this statement, the Company intended to convey that the majority of views of its LCD network displays were in heavy-traffic areas of office buildings. According to a report issued by CTR, a Chinese market research firm, in 2011, approximately 70% of people who viewed the Company’s LCD screens did so in high-traffic office buildings. While high-traffic areas of office buildings accounted for the majority of views of the Company’s LCD display network, only about 30% of the Company’s LCD display network device locations were in commercial office buildings.

The Company has revised the referenced disclosure on page 42 of the amended Form 20-F in response to the Staff’s comments.

Relationships with Location Providers, page 43

7.	At the end of the second paragraph under this heading, you state that “[e]ach of our flat-panel displays is inspected at least once daily.” Please explain whether you rely on your own employees to conduct these daily inspections. We note that you have 3138 employees working in operations and as of September 30, 2011 you report having over 170,000 LCD display screens alone.

The Company confirms that it relies on its own employees and, in the case of a portion of its LCD television displays located in Beijing, on the services of Suodi, an agent whose services the Company has engaged since 2003, and in the case of Guangzhou, on the services of a similar agent there. Regional distributors that own and operate portions of the network are responsible for inspecting their respective portions of the network. The prior 20-F contained disclosure to this effect on page 42 as follows: “In Beijing and Guangzhou, we contract some of these services to third-party agents. These agents provide us with network development, installation, maintenance, monitoring and reporting services.” The Company has revised the relevant disclosure to make this statement clearer and more prominent and provide pertinent updates on its inspection practices on page 46 of the amended Form 20-F.

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Our Corporate Structure and Contractual Arrangements, page 51

8.	Please revise the chart of your corporate structure to include the following by footnote:

•

Names of the subsidiaries controlled at each operating level, including the WFOE Operating Subsidiaries, Other Focus Media Operating Subsidiaries, Huaguang Operating Subsidiaries, and Other PRC Operating Affiliates;

•	A description of the kinds and amount of loans referenced in footnote (1); and

•	Reference to the specific agreements in place to assure effective control and economic benefit as disclosed in footnotes (2) and (3).

The Company has added the requested disclosure to footnotes (1), (2) and (3) on page 56 of the amended Form 20-F. With regard to the names of the subsidiaries controlled at each operating level, the Company respectfully notes that as the revenue attributable to the VIE entities accounted for approximately 4% of the Company’s total net revenues in 2010, the VIE entities are no longer responsible for a material portion of the Company’s results of operations, and accordingly the Company believes it would be more appropriate to include the names and details of such subsidiaries in its next report for full year 2011. The Company would propose to revise its disclosure accordingly in its 20-F for 2011 by adding the tables detailed in the portion of the Annex labeled Comments 8 and 9.

9.	Additionally, disclose the names of the individuals or entities designated by you that control the remaining interests in the “Other PRC Operating Affiliates” not 100% controlled by Focus Media Advertisement.

As noted above, the VIE entities no longer account for a significant portion of the Company results of operations. The Company would propose to revise its disclosure in its 20-F for 2011 as detailed in the portion of the Annex labeled Comments 8 and 9.

Item 5. Operating and Financial Review and Prospects, page 54

Overview, page 54

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10.	In the last bullet point on page 55, you describe a transaction entered into with GBL III Limited, an entity controlled by Goldman Sachs, and Management Entities controlled by certain of your employees, directors and management with Shanghai Hua Guang Chuanzhi OOH Ltd., your outdoor media subsidiary. Under this definitive equity transfer agreement Goldman Sachs will acquire a 30% interest in OOH from you for $21 million and the Management Entities will acquire an additional 19% equity in OOH for $13.3 million, leaving Focus Media with a 51% indirect equity interest in OOH.

Please revise your disclosure to tell us which of your networks are held under OOH and constitute “outdoor media.” We note that beginning on page 38 you describe your different operating networks, but it is unclear which networks may include a component of what you consider outdoor media. Include detailed discussion of the number of screens, posters, billboards or other assets that are controlled by OOH.

Additionally, please disclose the names of the individuals that constitute the Management Entities and which of your employees, directors and management control these entities.

Lastly, please explain in greater detail how you believe this partial disposal allows you to recoup a majority of the investments in OOH while retaining upside potential in the business. We note that you have repeatedly, and as recently as 2010 with the eventual sale of Allyes, engaged in similarly structured agreements that later result in the complete disposition of a subsidiary.

The Company respectfully advises the Staff that the transactions relating to Shanghai Hua Guang Chuanzhi OOH Ltd. (“OOH”) referred to in the Staff’s comment above have not yet been consummated. Moreover, under the terms of the documents, the transaction will terminate on January 31, 2012 if it has not closed by that date. Based on the current status of the transaction, it is expected that the proposed arrangements will terminate, and the Company expects to retain full ownership and control of OOH. The Company will disclose this at the appropriate time when the outcome of the arrangement is complete.

Regarding the nature of the assets operated by OOH, the Company has revised the referenced disclosure on pages 41, 44, 62, 110, and 113 of the amended Form 20-F in response to the Staff’s comment. The Company separately advises the Staff that both the Company and the advertising industry in China customarily divide outdoor advertising into “digital outdoor” and “traditional outdoor”. As the Company’s original and core businesses relate to digital outdoor advertising, i.e. primarily involve the use of digital electronic media assets such as LCD screens, it has historically and continues to be considered a digital outdoor media company. In addition, the Company’s digital business was generally placed in relatively innovative spaces such as in building lobbies and elevator banks that targeted a more specific demographic (e.g. white collar workers in office buildings), whereas traditional advertising, including traditional outdoor billboards, are placed in areas that are less able to target specific demographics such as along highways. Digital outdoor networks and traditional billboard networks also differ

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significantly on cost; whereas traditional billboard networks have consistent but relatively low margins based on fees, digital outdoor networks have larger margins. Therefore, traditional billboard networks such as the OOH business tend to reduce the Company’s overall margins.

The OOH business consists of advertising services focused on giving advertisers access to traditional outdoor billboards for use in their advertising campaigns. OOH owns or leases the billboards from landlords. As of December 31, 2010 (the period covered by the 20-F) and December 31, 2011, OOH owned 69 and 91 billboards, respectively, while leasing an additional 180 and 167 billboards, respectively. As such, the business model is primarily based on leased assets, whereas the Company typically directly owns its assets. The Company has historically been primarily a digital outdoor advertising company and a company that directly owns (not leases) digital outdoor media assets (although it does lease location space for its digital assets, leases of location space is distinct from the leasing of the actual asset used to broadcast or display the advertisement). Whereas the business of OOH, being primarily non-digital assets placed in more traditional venues and based largely upon leased assets, was not seen as a core part of the Company’s business. The Company has clarified this on pages 41 and 44 of the amended Form 20-F and also disclosed more detailed information on the business of OOH.

Regarding the business purpose of the OOH management buy-in, the way in which the transaction allows to recoup a majority of its investment in OOH as well as the identities of those involved, as the transaction is expected to terminate by the end of this month, the Company is supplementally advising the Staff of these facts without updating the disclosure. The Company has, for the past two years, been pursuing a strategy of focusing on its core business. As OOH is a traditional billboard company, it is not considered part of the Company’s core business. However, the Company’s decision to attempt to divest only a portion of its interest, rather than sell the business outright, is partially based on the fact that the sale of 49% of OOH would enable the Company to recoup 70% of its original investment in the business while retaining a 51% stake for further potential upside. In response to the Staff’s comment, the Company notes that it acquired OOH in May 2007 for a valuation of $47.4 million. By contrast, the proposed sale of the 49% interest in OOH to Goldman Sachs and the Company’s management was based on a valuation of $70.0 million, an increase of approximately 47.7%.

In addition, allowing OOH management to invest in the business offered OOH management a performance-based incentive and, consequently, aligned their interests with the Company’s interests. Local knowledge and long-standing business relationships by OOH management and its sales teams are crucial to the success of the OOH business. Thus, the OOH business needs to retain these employees. An outright sale of the entire OOH business to a third party could have resulted in the mass departure of the OOH management and sales teams. As a result, it was not a realistic option. Members of the Company’s own management team investing at the same time in addition to the Company’s retention of a majority stake in the business were demonstrations of good faith to the OOH management and evidence of the Company’s management’s confidence in the favorable development of the OOH business, serving as further encouragement for the OOH management and employees to remain with and commit to the success of the OOH business.

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The Management Entities are owned by (i) Jason Jiang, chairman and CEO of Focus Media, Kit Low, CFO and a director of Focus Media, and Alex Yang, former general counsel, former interim CFO and formerly a director of Focus Media and (ii) Ng Chi Fung, Hsu Chung Ren, Cheung Wing Hon and Ho Po Che who are employees of OOH. Jason Jiang controls one of the entities while Ng Chi Fung controls the other entity. As Alex Yang is no longer a member of Focus Media management, it is not expected that he would retain his interest even were the transaction to be consummated. As the transaction is expected to terminate by January 31, 2012, the Management Entities are not expected to hold any interest in OOH, which will remain as a 100%-owned subsidiary of Focus Media.

11.	In your Form 6-K filed November 22, 2011, you state that you have been active in growing your business through acquisitions including returning to and building an investment strategy around your core outdoor digital advertising business. Here, on page 55, you describe the OOH transaction to sell a 49% interest in your “outdoor media subsidiary.” In the last bullet point under the header beginning with “Allegations related to historical acquisitions...” in the Form 6-K, you state that OOH represents a non-core asset that did not result in significant value as an “advertising agency business.” Please reconcile.

As described in greater detail in response to the Staff’s comment #10 above, the business of OOH primarily involves the provision of advertising services with respect to traditional outdoor billboards. OOH owns or leases the billboards from landlords, and provides such billboards to advertisers who want to put advertisements in such spaces. The Company acquired OOH initially with a view towards expanding its business into complementary areas outside its core business. Starting in 2009, the Company returned to its core outdoor digital advertising business after realizing that certain acquisitions – particularly in non-core areas – were not producing the results it had expected. As set forth in the response to comment #10 and the revised disclosure, the Company the business of OOH is considered non-core and was among the business areas that the Company considered exiting. Relevant clarifications to the disclosure have been made on pages 41 and 44 of the amended Form 20-F.

12.	Please expand the discussion to include information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIEs in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIEs.

The Company respectfully notes that it had previously disclosed the respective percentages of revenues attributable to its indirect-subsidiary-held assets and to its VIE-held assets on page 9 of the 2010 Form 20-F as well as the assets attributable to the VIEs on page F-17 of the 2010 Form 20-F.

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The Company supplementally advises the Staff that in the tables in the Annex discussed in response to comments 8 and 9, the Company proposes to provide additional detail on its consolidated subsidiaries and affiliates in its annual report for the year ended December 31, 2011. See Annex. As the revenue attributable to the VIE entities accounted for approximately 4% of the Company’s total net revenues in 2010, the VIE entities are no longer responsible for a material portion of the Company’s results of operations, and accordingly the Company believes it would be more appropriate to update these items in its next report for full year 2011.

13.	Also, revise to include a detailed discussion of risks and uncertainties that may result in deconsolidation of the VIEs.

As noted above, the VIE entities no longer account for a significant portion of the Company results of operations. The Company would propose to revise its disclosure in its 20-F for 2011 as detailed in the portion of the Annex labeled Comment 13.

14.	Please expand the disclosure of critical accounting policies on page 64 to include your assumptions, risks and uncertainties in accounting for VIEs and consolidating the operations of the VIEs.

As noted above, the VIE entities no longer account for a significant portion of the Company results of operations. The Company would propose to revise its disclosure in its 20-F for 2011 as detailed in the portion of the Annex labeled Comment 14.

15.	Refer to your discussion of the sale of interest in OOH to Management Entities and Goldman Sachs on pages 55 and 98. Please expand the discussion to explain the business purpose for these transactions and how the equity interests were valued.

The Company refers the Staff to its response to comments #10 and #11 regarding the strategic and businesses purposes for the transaction involving OOH, Goldman Sachs and the Management Entities. The Company supplementally advises the Staff as follows.

The Company purchased OOH in May 2007. The purchase price was based on an earn-out structure calculated at approximately three times the profit over the course of the two year earn-out period, which was from May 15, 2007 through May 14, 2009. These estimates were based upon management’s discussion with OOH management regarding the prospects of the Company and due diligence of OOH’s operations. The total net profit OOH recorded during the earn-out period was $16.4 million, resulting in a total purchase price of approximately $47.4 million. For the transaction conducted in March 2011 with Goldman Sachs, the valuation was the result of negotiations between Goldman Sachs and the Company, resulting in a valuation of $70.0 million, an increase of approximately 47.7% over the price at which the Company had purchased the asset. In addition, the Company engaged a financial advisor and received a fairness opinion in connection with the $70.0 million implied valuation at the time of the proposed purchase by Goldman Sachs.

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16.	Refer to the webcast of your conference call dated November 22, 2011. We note that the rationale presented for the cancellation of various contracts shortly after acquiring businesses was to eliminate the need to pay potential earn-outs in excess of $200 million at a time when you only had $200 million of cash on hand. Please expand MD&A to include detailed disclosure and a discussion of all earn-out commitments outstanding at any time during the periods presented.

The Company has revised the disclosure on page 80 of the amended Form 20-F in response to the Staff’s comment.

Cost of Revenues, page 60

Selling and Marketing, page 62

17.	Please explain the change in selling and marketing expenses accounted for in 2008 and 2009. We note that in your Form 20-F for fiscal year ended December 31, 2009 you disclosed this expense to be 14.9% and 21.2% of total revenues in years 2008 and 2009, respectively. In the Form 20-F for fiscal year ended December 31, 2010, your disclosure reports these figures as 20.1% in both 2008 and 2009. Please reconcile.

The Company respectfully advises the Staff that, as disclosed on pages 82, 84, 89 and 93 of the amended Form 20-F, the Company exited the internet advertising business with the disposition of Allyes to a third party during 2010. The changes in percentages identified by the Staff are due to the reclassification of the operations of the disposed entity to discontinued operations for both the current and prior periods in accordance with ASC 205-20-45. Please refer to the table below for the reconciliation.

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	2009	2008
	US$	US$
Selling and marketing expenses
• As previously disclosed in Form 20-F for the year ended December 31, 2009	107,183,854	95,399,913
• Reclassification of discontinued operations	(27,396,993)	(13,141,736)

• As disclosed in Form 20-F for the year ended December 31, 2010	79,786,861	82,258,177

Net Revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	505,035,471	642,335,033
• Reclassification of discontinued operations	(107,870,949)	(113,147,659)

• As disclosed in Form 20-F for the year ended December 31, 2010	397,164,522	529,187,374

Selling and marketing expenses as a percentage of net revenue
• As previously disclosed in Form 20-F for the year ended December 31, 2009	21.2%	14.9%

• As disclosed in Form 20-F for the year ended December 31, 2010	20.1%	15.5%

Acquisitions, page 71

18.	Please revise this section to include a table that clearly summarizes the details of the contingent consideration by acquisition entity including contingent consideration payments already made and the amounts outstanding. Also, on page 67 we note that the contingent consideration for your reporting units were each calculated at multiples of approximately 1 to 17.5 of the specified earning targets for each entity. Disclose the specific metric used as “earnings targets,” for example, net income before taxes. We note that in 2010 you paid over $34.8 million to resolve contingent considerations for the prior year and what appears to a larger amount in 2009.

The Company would propose to update the disclosure of its annual report on Form 20-F for 2011 by inserting a table and other information requested by the Staff as detailed in the portion of the Annex labeled Comment 18 (which disclosure would also be updated for the full year 2011 audited financial information at that time).

The Company respectfully advises the Staff that the Company previously provided supplemental disclosure which is not required by ASC 805 in footnote 4 of its 2010 consolidated financial statements, where it was disclosed that $34.8 million was the amount of cash paid during 2010 related to resolved contingent consideration for prior year acquisitions. In the process of developing the detailed disclosure noted above for

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purposes of expanding the Company’s disclosure in future filings, the Company became aware of an additional payment of $2 million which was related to prior year contingent consideration, that was inadvertently not aggregated with the other payments for purposes of this disclosure. In assessing the impact of this omission, the Company considered the requirements of ASC 250, and determined that the omission represents an immaterial error from both a quantitative and qualitative perspective. The Company’s determination was predicated in part on the basis that (i) this omission represents a small difference of approximately 5.7% from the amount disclosed, (ii) the amounts disclosed in the goodwill reconciliation in footnote 10 were accurate, and (iii) that the total amount of cash paid for acquisitions, including earn-out payments, was properly disclosed in the Consolidated Statement of Cash Flows. As such, this immaterial omission has no impact on the basic financial statements or trends of the Company. Prospectively, the Company intends to provide detail disclosure in the Item 5—Operating and Financial Review and Prospects of its Form 20-F, consistent with the proposed disclosure above, and is considering no longer providing the supplemental disclosure of cash paid for resolved contingent consideration as previously disclosed in footnote 4, as it is not required.

Disposition, page 72

2009, page 72

19.	Under this heading you include a summary of seven subsidiaries sold back to their original owners in 2009. Please disclose the name of the original seller(s) that later repurchased these entities.

The Company has added the requested disclosure as footnotes (1) through (7) on page 81 of the amended Form 20-F. None of the legal entities or individuals were related parties of the Company.

Item 15. Controls and Procedures, page 112

20.	We note that you concluded that your internal control over financial reporting was effective as of December 31, 2010. We also note in your Forms 6-K dated November 22, 2011 and November 30, 2011 that you are completing the engagement of two reputable independent survey firms to audit the numbers of the company’ s displays in the LCD display and poster frame network. Since your LCD display and poster screens are an integral component in your revenue cycle, please tell us how you were able conclude that your internal control over financial reporting was effective as of December 31, 2010. In your response please address the recent reclassifications between LCD 1.0 displays and poster displays noted in your Form 6-K dated November 30, 2011. Also describe any procedures performed internally or by independent third parties to inventory your revenue producing assets as of December 31, 2010.

The Company respectfully advises the Staff that the engagement of two independent survey firms to perform an independent count of its LCD display and poster frame

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networks was made in order to refute allegations set forth in a research report dated November 21, 2011 issued by Muddy Waters, a short-seller of the Company’s securities. The Company and its Audit Committee determined that engaging outside independent firms to perform an independent count of its LCD display and poster frame networks would provide investors with the most objective and powerful evidence of the size of the Company’s networks.

Based on the Company’s own internal processes, described below, the Company did not have reason to doubt its own accounting for the number of the displays it maintains nor the effectiveness of its internal control procedures; rather, in order to restore confidence among its investors and for the Audit Committee itself to determine whether further action would be necessary, outside independent parties were engaged to conduct separate counts. The results of those counts were announced on Form 6-Ks filed on December 16 and 30, 2011 and confirmed that the Company’s accounting of the size of its networks, and, in doing so, reaffirmed the Company’s conclusions as to the effectiveness of its internal controls over the accounting for displays.

The Company respectfully submits to the Staff that it has accurately disclosed the numbers of displays in the past, but has not explicitly provided the granular breakdown set forth in the press releases referred to by the Staff, which delineated the distinctions between the various types of devices comprising the LCD display network. The Company did not reclassify its devices in its press releases, but, rather, provided more detailed disclosure to its investors.

As part the contractual arrangements, pursuant to which the Company delivers its advertising services, the Company provides its advertising customers with lists of the specific types of devices on which the customers’ advertisements will be displayed. The Company’s standard advertiser client contract has appended to it a building schedule setting forth the services purchased. The building schedule clearly designates the types of devices, the number of devices, as well as the locations of devices on which a given advertisement will be displayed.

The Company also notes that it takes a number of steps to ensure an accurate accounting of its media assets, which form the basis of the number of devices designated by its contractual arrangements. As discussed in the response to comment #7 above, the Company conducts weekly inspections of its various display devices. In addition, as part of the process of updating the advertising content displayed on its networks, each media device is directly inspected and accounted for by our employees in our network operations team or, in the case of approximately one-third of the Company’s LCD display network in Beijing, by its agent Suodi. Suodi is purely a service provider and the Company owns all portions of the network and holds all of the rights and obligations of lessee under its LCD display network lease agreements including those portions for which Suodi acts as a service provider

In addition, the network operations team of the Company summarizes the results of its weekly inspection of its display devices every week. These summaries are reconciled

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annually with records maintained by the finance department. These reconciliations are reviewed by management in the finance department. The displays in different cities are physically counted at the end of every fiscal year-end on a rotational basis. The last annual physical count performed internally by the Company was on December 31, 2010. The Company’s internal auditors tested the above internal controls and did not find any deficiencies as of December 31, 2010. The Company assessed its internal control over financial reporting as of December 31, 2010, based on the criteria established in “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission,” and concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

Financial Statements

Note 2 — Summary of Significant Accounting policies, page F-10

21.	Refer to your accounting policy for revenue recognition on page F-12 and the Form 6-K dated November 30, 2011. Please expand the disclosure to include how you determine that the services have been delivered and which specific services have been delivered in light of your recent Form 6-K disclosure that you have engaged an independent firm to survey your LCD and poster display. Tell us how you concluded that there is adequate assurance that the exact services recognized were rendered. For example, tell us how you determined that the appropriate rates were charged for the specific type of equipment in the field.

As described in the response to comment #20 above, the Company provides each advertising customer with a list of the specific types of devices on which the customers’ advertisements will be displayed. The Company’s standard advertiser client contract has appended to it a building schedule setting forth the services purchased. The building schedule clearly designates the types of devices, the number of devices, as well as the locations of devices on which a given advertisement will be displayed. The advertiser client contract also has appended to it a broadcasting schedule, which details the broadcasting periods, lengths of the advertisements and frequencies of the advertisements. Accordingly, after the signing of each contract, the Company has clear documentary evidence of the scope of services–including the types of devices, locations and numbers of buildings, broadcasting periods, lengths of the advertisements and frequencies of the advertisement that it is required to provide. Every week, after obtaining advertisement content from the customers, the Company’s production department updates the next week’s broadcasting content according to the broadcasting schedule. The production department head reviews it to make sure it is consistent with broadcasting schedule and it is uploaded to the flash cards. The flash cards are then distributed by the Company’s network operations team to be installed on its respective display networks according to the building schedule. The Company’s employees in the network operations team or agents directly inspect each device. The detailed documentary evidence provided by the Company’s advertiser client contracts and its implementation of these contracts gave it the assurance needed to determine that the contracted services are delivered and its obligations are satisfied. The rates set forth in the contract are directly tied to the specific

SIMPSON THACHER & BARTLETT	17

lists of devices and building schedule appended to each contract, so the Company is able to determine with accuracy that the appropriate rates were charged for the specific types of devices specified in each contract.

In addition, as described in the response to comment #20 above, the engagement of independent survey firms to verify the Company’s network device count was not undertaken as a result of the Company’s inability to effectively and accurately account for the size of its network and the delivery of its services; rather it was a confidence-restoring step that was taken to address allegations made by a short-seller of the Company’s securities.

In response to the Staff’s comment, the Company would propose to expand the disclosure in its next annual report on Form 20-F for 2011 as detailed in the portion of the Annex labeled Comment 21.

Note 3 — Variable Interest Entities, page F-16

22.	Disclose any substantive kick-out rights of the VIEs to unilaterally terminate the contracts and also disclose how the contract can terminate and whether the VIEs can force termination (e.g., VIEs can exit with payment of termination fee).

The Company confirms that there are no such kick-out rights of the VIEs to unilaterally terminate the contracts.

Regarding termination rights, the Company would propose to expand the disclosure in its next annual report on Form 20-F for 2011 as detailed in the portion of the Annex labelled Comment 22.

23.	Disclose the significant activities of the VIEs that are covered by the contractual arrangement, considering limitations in scope to a particular set of activities or phase of an entity’s life cycle and limitations in length of term or conditions that could result in shortened term (e.g., must VIEs agree to extension of fixed term?).

The Company respectfully advises the Staff that pursuant to the contractual arrangements with the VIEs, there are neither limitations in scope to the particular set of activities or phase of the VIEs’ life cycle nor limitations in length of term or conditions that could result in shortened term.

24.	Disclose uncertainties and risks that may be encountered, such as:

•	VIEs may breach the contractual arrangements for various reasons (e.g., dispute, dissatisfaction with contract terms, better opportunities outside of contractual arrangement),

•	Agreements may not be enforceable for various reasons (e.g., equity pledge agreements were not registered, lack of recognition by PRC government),

•	PRC government may restrict activities of operating entity (VIEs), or

•	PRC government may prohibit contractual arrangements altogether.

SIMPSON THACHER & BARTLETT	18

The Company respectfully advises the Staff that it believes such uncertainties and risks have been fully disclosed in the forepart of the 20-F under Item 3.D—Risk Factors, “Risks Relating to Compliance with PRC Law” and “Risks Relating to Regulation of Our Business and to Our Structure”.

In response to the Staff’s comment, the Company would propose to revise the disclosure in its next annual report on Form 20-F for 2011 as detailed in the portion of the Annex labeled Comment 24.

25.	Describe any change in facts or circumstances that change the activities of the VIEs or nature of the WFOE’s involvement including:

•	Agreements terminated and equity pledge agreements were not registered,

•	Dispute between VIE owners and WFOE, or

•	Government intervention.

The Company confirms that there have not been any change in facts or circumstances that change the activities of the VIEs or nature of the WFOE’s involvement, including any agreements terminated, pledge agreement not registered, disputes between VIE owners and WFOEs or government intervention.

26.	Please expand the disclosure of your basis for consolidation to include all of the following disclosure requirements pursuant to ASC 810-10-50:

•	Methodology for determining whether the reporting entity is the primary beneficiary, including significant judgments and assumptions made;

•	Qualitative and quantitative information about involvement with VIEs, including the nature, purpose, size and activities of VIEs, including how the VIEs are financed;

•

Present separately on balance sheets assets of VIEs that can only settle obligations of the VIEs and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary;

•	Whether the reporting entity has provided financial or other support during periods presented to the VIEs that it was not previously contractually required to provide; and

•	Carrying amount and classification of the consolidated VIEs’ assets and liabilities, including qualitative discussion of restrictions on assets.

SIMPSON THACHER & BARTLETT	19

The Company respectfully advises the Staff that the nature of the VIEs and the contractual arrangements pursuant to which the Company controls the VIEs and maintains the beneficial interests in their equity have been described in footnote 3 to the consolidated financial statements. In response to the Staff’s comments, the Company would propose to expand the disclosure in its next annual report on Form 20-F for 2011 as detailed in the portion of the Annex labelled Comment 26.

With respect to the remaining four points, the Company supplementally advises the Staff that (i) quantitative and qualitative information regarding the VIEs has been included in footnote 3 to the consolidated financial statements; (ii) there are no assets of the VIEs that can only settle obligations of the VIEs, and amounts owed to creditors of the VIEs, who do not have recourse to the assets of the consolidated entity, have been parenthetically disclosed in the Company’s consolidated balance sheet; (iii) no additional support has been provided to the entities, other than the loans described in footnote 3; and (iv) footnote 3 provides details of the VIEs amounts and classification thereof.

27.	Please expand the disclosure of your basis for consolidation to include all significant judgments and assumptions made in your analysis pursuant to ASC 810-10-50, including:

•	Significant judgments and assumptions made in determining whether to consolidate VIEs or disclose involvement with VIEs;

•	Nature of restrictions on consolidated VIEs’ assets and carrying amounts of such assets;

•	Nature of, and changes in, the risks associated with involvement in VIE;

•	How involvement with VIEs affects a reporting entity’s financial position, financial performance, and cash flows;

•	Policy regarding how net income is attributed to non-controlling interests

•	Whether owner of OpCo are different than owners of the WFOE;

•	Description of significant terms to contracts (i.e., length of term/remaining term, renewal provisions, penalties for operator to get out of contract);

•	Description of how contract terms grant power to direct significant activities and right to economic returns; and

•	Whether enforceability of contracts represents significant judgment/assumption.

The Company respectfully advises the Staff that the contractual arrangements between the Company and VIEs were designed to provide the Company with control over the

SIMPSON THACHER & BARTLETT	20

entities and transfer the beneficial interests in those entities. Accordingly, and in response to the first point of this Comment, (i) the Company submits that the only significant judgments and assumptions made in determining whether to consolidate VIEs or disclose involvements with VIEs relate to the enforceability of such contracts. The Company has determined such contracts to be enforceable upon the advice of its legal counsel. In response to the Staff’s comment number 26 and 27, the Company would propose to expand the basis of consolidation disclosure in footnote 2 and the risks and uncertainties section of footnote 3 to discuss this assumption in its next annual report on Form 20-F for 2011 as detailed in the Annex.

With respect to the remaining points, the Company respectfully advises the Staff that (ii) the mainland contribution plan and profit appropriation amounts associated with the VIEs have been aggregated and disclosed with the consolidated amounts in footnote 16 and the Company does not believe there is any particular benefit to separately disclosing these amounts; (iii) there have been no changes related to the VIEs; (iv) balance sheet and income statement amounts of VIEs have been disclosed in footnote 3; (v) the basis of consolidation would be expanded to address this point; (vi) the VIEs shareholders are also shareholders of the Company, which has been disclosed on page 51 of the 2010 Form 20-F; and (vii), (viii) and (ix) have been addressed in footnote 3 or is proposed to be expanded upon in future filings in response to the Staff’s comments as set forth in the portion of the Annex labelled Comment 27.

*        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

SIMPSON THACHER & BARTLETT	21

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer
Focus Media Holding Limited

Response of Focus Media Holding Limited (the “Company”)

to the Staff comment letter dated December 22, 2011

Annex

Note: all page numbers in this Annex refer to the page numbers in the Company’s annual report on Form 20-F filed on June 20, 2011.

2

Comments 8 and 9

To be added after the organizational structure chart of Item 4.C., “Organizational Structure—Our Corporate Structure and Contractual Arrangements” on page 52:

The following table sets forth a list of the material entities described in the chart above. It includes our active entities based in China.

Company Name	Shareholding	Business Line

WFOE Operating Subsidiaries — Subsidiaries of Focus Media (China) Holding Ltd. (HK)

Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business

Focus Media (China) Information Technology Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business

Focus Media Multimedia Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business

Subsidiary of WFOE Operating Subsidiaries

Shanghai Focus Media Digital Information Technology Co., Ltd.	Focus Media Multimedia Technology (Shanghai) Co., Ltd.: 90% Focus Media (China) Information Technology Co., Ltd.: 10%	LCD advertising business (including in-store network)

Other Focus Media Operating Subsidiaries — Subsidiaries of Shanghai Focus Media Digital Information Technology Co., Ltd.

Changsha Frame Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Chongqing Geyang Focus Media Cultural Transmission Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Focus Media Cultural Transmission Co., Ltd.	Shanghai Focus Media Defeng Advertisement &Communications Co., Ltd.: 100%	LCD advertising business (including in-store network)

3

Company Name	Shareholding	Business Line

Fuoshan Ruoqian Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Ha’erbin Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 85% Ha’erbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Ha’erbin Jingshi Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 85% Ha’erbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	Poster frame advertising business

Ha’erbin Xin High End Cultural Media Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Hebei Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 63% Hebei Life Fashion Advertisement Co., Ltd.: 37% (unrelated third party)	LCD advertising business (including instore network)

Hunchun Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

Jilin Guanghua Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15%	LCD advertising business (including instore network)

Jinan Frame Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Lanzhou Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including instore network)

Liaoning Frame Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame Advertising business

4

Company Name	Shareholding	Business Line
Ningbo Jiangdong Longdi Cultural Transmission Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Qingdao Goal Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Chizhong Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Dahan Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Dingxiang Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Focus Media Defeng Advertisement & Communications Co. Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Movie theatre advertising business

Shanghai Frame Advertising Development Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Honghao Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Jingxuan Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Lizhu Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai New Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shanghai Xinjiegou Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Yuanchi Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

5

Company Name	Shareholding	Business Line
Shanghai Yuanchi Cultural Transmission Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhiyi Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanghai Zhuosheng Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shanxi Focus Media Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Shenyang Wanhai Qianzhou Advertisement Media Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Shijiazhuang Frame Zhonglian Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Sichuan Frame Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Suzhou Huayun Media Culture Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Taiyuan Frame Juzhong Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Tianjing Focus Media Tongsheng Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Xiamen Hongxin Hai’an Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business

Zhenzhou Focus Media Frame Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	Poster frame advertising business ›

Zhongshan Ruoqian Advertisement Co., Ltd.	Shanghai Focus Media Digital Information Technology Co., Ltd.: 100%	LCD advertising business (including in-store network)

Huaguang Operating Subsidiaries —Hua Kuang Advertising Company Ltd.

6

Company Name	Shareholding	Business Line

Beijing Chuanzhi Huaguang Advertisement Co., Ltd.	Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Nanjing Boxintong Cultural Transmission Co., Ltd.	Shanghai Chuanri Advertisement Co., Ltd.: 51% Chang Yao: 49% (unrelated third party)	Outdoor billboard advertising

Qingdao Aohai Ruizhi Media Advertisement Co., Ltd.	Shanghai Chuanri Advertisement Co., Ltd.: 51% Lewei Li: 16% (unrelated third party) Yong Han: 18% (unrelated third party) Deliang Ding: 15% (unrelated third party)	Outdoor billboard advertising

Shanghai Chuanrui Advertisement Co., Ltd.	Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Outdoor billboard advertising

Shanghai Ruili Advertisement Co., Ltd.	Shanghai Chuanzhi Huaguang Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Other PRC Operating Affiliates — Affiliates of Focus Media Advertisement

Beijing CCTV Three-dimensional Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 10% (unrelated third party) Qingyong Zhang: 2% (unrelated third party)	Movie theatre advertising business

Changsha Focus Media Century Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Dalian Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

7

Company Name	Shareholding	Business Line

Dongguan Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Shanghai Focus Media Advertising Co., Ltd.: 10%	LCD advertising business (including in-store network)

Fuzhou Fukesi Cultural Transmission Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Cultural Transmission Co., Ltd.: 30% (unrelated third party)	LCD advertising business (including in-store network)

Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Hefei Fukesi Advertisement Co., Ltd.	Focus Media Advertisement: 90% Shanghai Focus Media Advertising Co., Ltd.: 10%	LCD advertising business (including in-store network)

Jinan Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 80% Shanghai Focus Media Advertising Co., Ltd.: 20%	LCD advertising business (including in-store network)

Kunming Jingzhirui Advertisement Co., Ltd.	Focus Media Advertisement: 100%	Poster frame advertising business

Nanjing Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Biao Wang: 10% (unrelated third party)	LCD advertising business (including in-store network)

Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Shanghai Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Shanghai Jiefang Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 60% Shanghai Jiefang Media Investment Co., Ltd.: 15% (unrelated third party) Shanghai Yuxuan Enterprise Investment Management Co., Ltd: 25% (unrelated third party)	LCD advertising business (including in-store network)

Shanghai Perfect Cultural Transmission Co., Ltd.	Focus Media Advertisement: 95% Jimmy Wei Yu: 5% (designated by us)	LCD advertising business (including in-store network)

8

Company Name	Shareholding	Business Line

Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 12% (unrelated third party)	Movie theatre advertising business

Shenyang Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Focus Media Advertising Co., Ltd.: 30%	LCD advertising business (including in-store network)

Sichuan Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Shanghai Focus Media Advertising Co., Ltd.: 10%	LCD advertising business (including in-store network)

Suzhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

Wuhan Geshi Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 75% Shanghai Focus Media Advertising Co., Ltd.: 25%	LCD advertising business (including in-store network)

Xiamen Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Shanghai Focus Media Advertising Co., Ltd.: 10%	LCD advertising business (including in-store network)

Xi’an Focus Media Cultural Information Transmission Co., Ltd.	Focus Media Advertisement: 70% Junrong Zhang: 30% (unrelated third party)	LCD advertising business (including in-store network)

Yunnan Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 89.5% Shanghai Focus Media Advertising Co., Ltd.: 10.5%	LCD advertising business (including in-store network)

Zhejiang Ruihong Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 80% Shanghai Focus Media Advertising Co., Ltd.: 20%	LCD advertising business (including in-store network)

Zhenzhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 85% Shanghai Focus Media Advertising Co., Ltd.: 15%	LCD advertising business (including in-store network)

Zhuhai Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

9

Comment 13

To be added before the last sentence of “Risk Factors—Risk Relating to Compliance with PRC Law—Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure.” on page 8:

Currently, our consolidated variable interest entities hold certain leases used in the operation of our LCD digital display network. Operations using leases held by our affiliates accounted for approximately 4% of our net revenues in 2010. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take certain actions, for example, transferring the equity ownership of our consolidated variable interest entities from our nominee shareholders to our WFOE operating subsidiaries, which may result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business.

Further, if our consolidated variable interest entities are deconsolidated and the PRC authorities did not allow us to transfer the operational assets of our consolidated variable interest entities to our WFOE operating subsidiaries, in order to continue operating the businesses of our consolidated variable interest entities, our consolidated variable interest entities may need to terminate the leases they hold and we may need to negotiate new leases for the underlying properties through our WFOE operating subsidiaries. Such termination and renegotiation may entail additional administrative and legal costs and we may not be able to obtain similarly favorable terms for such properties.

Furthermore, advertising businesses conducted by our WFOE operating subsidiaries are subject to certain risks associated with PRC laws and regulations on foreign investment in advertising businesses in China. See “—If the PRC government determines that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with current or future PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to penalties which may materially and adversely affect our business or financial condition.” Increasing the proportion of our business conducted by our WFOE operating subsidiaries increases our exposure to the risks associated with such laws and regulations.

If we were subject to any such penalties or negative consequences, our business and operations could be materially and adversely affected.

To be added after the last sentence of “Risk Factors—Risk Relating to Compliance with PRC Law—If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.” and after the last sentence of “Risk Factors—Risk Relating to Compliance with PRC Law—If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may be affected in a material and adverse way.” on pages 10 and 11, respectively:

•	The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

10

The imposition of any of these penalties could result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens or otherwise materially and adversely affect our business.

To be added in the middle of the paragraph that begins “We have advised by our PRC legal counsel …” of Item 4.B., “Business Overview—Limitations on Foreign Ownership in the Advertising Industry” on page 46:

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties~~.~~ and we may be required to restructure our business operations, which may require us to deconsolidate our consolidated variable interest entities. In the event of such deconsolidation, to continue operating the businesses currently conducted by our consolidated variable interest entities, we may need to take actions that result in additional administrative and legal costs, less favorable business relationships or other regulatory burdens. See “Item 3.D Key Information — Risk Factors — Risks Relating to ~~Regulation of Our Business and to Our Structure —~~Compliance with PRC Law— Our failure to comply with certain aspects of applicable PRC laws and regulations could adversely affect our business operations and corporate structure”, “—If the PRC government finds that the ownership structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way”, and “ — We use contractual arrangements with our PRC operating affiliates and their shareholders for a ~~significant~~ portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

To be added after the last sentence of the paragraph that begins “Certain of our PRC operating subsidiaries …” of Item 4.C., “Organizational Structure—Our Corporate Structure and Contractual Arrangements” on page 51:

11

Certain of our PRC operating subsidiaries and certain of our affiliated entities and their shareholders have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders. See “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”. As of December 31, 2009 and 2010, the assets operated by our PRC operating affiliates amounted to approximately $441.5 million and $438.8 million, respectively. All of the revenues generated by our PRC operating affiliates are generally available for us to use in expanding our business in China. Accordingly, we have become increasingly less reliant on the entities that we control through contractual arrangements, and the substantial majority of our revenues and profits are currently generated through entities that are our indirect subsidiaries.

12

Comment 14

To be added before the “Revenue Recognition” section of Item 5, “Critical Accounting Policies” on page 64:

Consolidation

The Group conducts substantially all of its operations through Focus Media Technology and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). In the past, due to PRC government restrictions that apply to foreign investment in China’s advertising industry, the Group established separate legal entities through which it conducts its advertising business in China by the use of nominee shareholders. The Company established a controlling financial interest in the entities through a series of contractual arrangements pursuant to which the nominal shareholders of the entities have assigned all of their voting rights and economic interests underlying their equity interests to the PRC operating subsidiaries. See “Item 4.C Business — Overview — Our Corporate Structure and Contractual Arrangements” and “Item 7.B Major Shareholders and Related Party Transaction — Related Party Transactions — Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders”.

As a result of these contractual arrangements the Company has the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses. Therefore, we have concluded that we are the primary beneficiary of the entities and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which the Company has determined based on the advice of legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D Key Information — Risk Factors — Risks Relating to Compliance with PRC Law”. Should the government find that the contractual arrangements that establish the structure for operating our PRC advertising business do not comply with PRC laws and regulations applicable to us and our PRC operating subsidiaries and affiliates, we could be subject to severe penalties and would need to consider the impact on our ability to control and thus consolidate the entities.

Revenue Recognition

The Group’s revenues are primarily derived from advertising services and, to a lesser extent, sales from advertising equipment.

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Comment 18

To be added after the last paragraph of the “2010 acquisitions:” section of Item 5, “Acquisitions” on page 72:

The following table sets forth the details of the contingent consideration relating to acquired entities. The metric used to calculate the potential earnout payments in each case was the after-tax net profits of the relevant entity.

			2009		2010
Acquired entity	Date of acquisition	Date of disposition	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Area of operations
			(in thousands of US$)
Dongguan Yaya	October 01, 2007	February 28, 2009	146	69	69	—	Mobile handset advertising

Catchstone	April 16, 2007	December 22, 2009	4,579	—	—	—	Internet Advertising
Wangmai	September 01, 2007	December 14, 2009	—	—	—	—	Internet Advertising
WonderAd	September 15, 2007	November 30, 2009	4,500	—	—	—	Internet Advertising
Jiahua	August 15, 2007	December 01, 2009	1,880	—	—	—	Internet Advertising
Jichuang	December 01, 2007	August 24, 2009	366	—	—	—	Internet Advertising
1024	March 01, 2008	December 18, 2009	—	—	—	—	Internet Advertising
Tuojia	February 28, 2007	August 30, 2009	—	—	—	—	Outdoor Billboard
Zhuhai Framdia	January 01, 2008	July 31, 2009	3,393	—	—	—	Poster Frame
Beijing Campus Framedia	December 31, 2006	March 30, 2009	—	—	—	—	Poster Frame
Shantou Framedia	January 01, 2008	January 30, 2009	293	—	—	—	Poster Frame
iResearch	May 01, 2007	July 31, 2010	—	—	—	—	Internet Advertising
Hua Guang OOH(1)	May 15, 2007	N/A	22,821	—	—	—	Outdoor Billboard
ACL(2)	September 30, 2006	N/A	—	—	—	—	Movie Theatre
Hangzhou Framedia(1)	January 31, 2007	N/A	8,534	1,366	3,867	1,154	Poster Frame
Jiangsu Framedia(1)	December 31, 2006	N/A	7,478	3,609	5,610	—	Poster Frame
Liaoning Framedia(3)	December 31, 2006	N/A	7,374	1,053	—	—	Poster Frame
Wuhan Framedia(3)	December 31, 2006	N/A	4,303	1,720	1,720	—	Poster Frame
Zhonglian Framedia(3)	September 01, 2007	N/A	12,943	2,565	10,920	—	Poster Frame
Sichuan Framedia(3)	January 01, 2008	N/A	6,350	1,318	1,318	—	Poster Frame
Zhengzhou Framedia(1)	September 30, 2007	N/A	636	1,402	1,227		Poster Frame
Changsha Framedia(1)	January 01, 2008	N/A	6,640	6,495	9,762	—	Poster Frame
Haerbin Focus Media(1)	March 01, 2007	N/A	2,381	—	1,061	35	LCD
Zhengzhou Focus Media(1)	October 01, 2006	N/A	1,564	220	1,297	1,125	LCD
Shijiazhuang Focus Media(1)	December 01, 2006	N/A	1,755	251	—	259	LCD
Jilin Focus Media(1)	January 15, 2007	N/A	1,287	184	—	611	LCD
Lanzhou Focus Media(1)	September 15, 2007	N/A	547	—	—	—	LCD

			99,770	20,252	36,851	3,184

(1) Not terminated nor re-negotiated. (2) No contingent consideration is estimated as ACL was loss making. (3) Renegotiated.

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Comment 21

To be added to the third paragraph of “2. Summary Significant Accounting Policies (k) Revenue Recognition” in the Notes to the Consolidated Financial Statements on page F-10:

The Group generates advertising service revenues from the sale of advertising time slots in the out-of-home digital advertising networks, the sales of frame space on the poster frame network, advertising time slots on big screen networks leased from movie theatres and on traditional billboard networks. The Group determines the services are delivered when the advertisements are broadcasted according to the contracts, which set forth the type of device, the number of devices, location and number of buildings, broadcasting period, length of the advertisement and frequency of the advertisement to be broadcasted. In the majority of advertising arrangements, the Group acts as a principal in the transaction and records advertising revenues on a gross basis. The associated expenses are recorded as cost of revenues. In some instances the Group is considered an agent and recognizes revenue on a net basis. Revenues from advertising services are recognized, net of agency rebates, ratably over the period in which the advertisement is displayed, assuming all other revenue recognition criteria have been met.

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Comment 22

To be added after the first paragraph of “Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders” of Item 7.B., “Related Party Transactions” on page 96:

Agreements among Us, Our PRC Operating Subsidiaries, Our PRC Operating Affiliates and Their Shareholders

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under “Item 10.H Additional Information — Documents on Display” and “Item 19. Exhibits”.

We have entered into a series of contractual arrangements with certain of our PRC operating affiliates and their respective shareholders, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters if the PRC operating affiliates are owned by individuals or entities other than our 100% indirect subsidiaries or 100% consolidated operating affiliates. The PRC operating affiliates will be subject to administrative penalties if they fail to renew their respective licenses before the end of its operating term. However, the expiration of the operating term will not automatically invalidate the PRC operating affiliates or limit their respective capacity to perform their respective contractual obligations.

Each of our contractual arrangements with our PRC operating affiliates and their respective shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. Such agreements may be terminated by an agreement of all parties thereto. None of these arrangements provide our PRC operating affiliates with a right to exit with the payment of termination fees. However, the parties do possess certain statutory rights under PRC Contract Law to unilaterally terminate an agreement. In addition, subject to varied interpretation of laws, the shareholders of the PRC operating affiliates could be deemed to have the right to unilaterally terminate the voting rights proxy, provided that sufficient compensation is paid to the PRC operating subsidiary for its loss.

Transfer of Ownership When Permitted By Law

Pursuant to call option agreements, including in certain cases subsequent participation letters by our new PRC operating affiliates, by and among certain of our PRC operating subsidiaries, our PRC operating affiliates, and their respective shareholders, the shareholders of each of our relevant PRC operating affiliates, which shareholders are individuals or entities designated by us, such PRC operating ~~affiliated~~affiliates and their respective shareholders have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant PRC operating affiliate, or all or part of the assets of the relevant PRC operating affiliate, in each case, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law.

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The shareholders of the PRC operating affiliates agree that without the prior written consent of the relevant PRC operating subsidiary, they will not:

•	transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate;

•	increase or decrease the registered capital of the relevant PRC operating affiliate;

•	ispose or cause the management to dispose any asset of the PRC operating affiliate except in ordinary course of business;

•	terminate or cause the management to terminate, or enter into any other agreements in conflict with the existing material contracts of the PRC operating affiliate;

•

cause the PRC operating affiliate to conduct any transactions that may substantively affect the asset, liability, business operation, equity structure, and other legal rights (except those occurring during the arm’s length operations or daily operation, or having been disclosed to and approved by the relevant PRC operating subsidiary in writing);

•	appoint or cancel or replace any directors, supervisors or any other senior management personnel of the PRC operating affiliate;

•	declare or receive any distribution of the dividends of any PRC operating affiliate;

•	amend the articles of association of the PRC operating affiliate; or

•

allow the PRC operating affiliate to lend or borrow any money, or provide guarantees or engage in the provision of security in any other forms, or bear any substantial obligations other than on the arm’s length basis.

They also agree that they will ensure that the respective PRC operating affiliate validly exists and prevent it from being terminated, liquidated or dissolved and that they will make best efforts to develop the business of the relevant PRC operating affiliate, and ensure that the operations of the PRC operating affiliate are legal and in compliance with the regulations and that it does not engage in any actions or omissions which might harm the PRC operating affiliate’s assets or its goodwill or affect the validity of the operation permits of the PRC operating affiliate.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the agreement, unless otherwise permitted by law or the agreement. The agreement shall terminate with respect to a given shareholder when all the equity of the PRC operating affiliates held by him is legally transferred to the relevant PRC operating subsidiary or another entity or individual designated by the relevant PRC operating subsidiary in accordance with the provisions of the agreement. After the termination of the agreement in respect to such shareholder, the agreement continues to be fully valid in respect to other shareholders of the PRC operating affiliates. The agreement provides the relevant parties with the following contractual

17

right of termination: in case of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the nonbreaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiary is not bound by material obligations or material covenants under the agreement.

Voting Arrangements

Pursuant to voting rights proxy agreements and in certain cases subsequent participation letters by our ~~new~~ PRC operating affiliates, by and among certain of PRC operating subsidiaries, the PRC operating affiliates and their shareholders designated by us, the respective shareholders of the PRC operating affiliates have granted an individual designated by the PRC operating subsidiaries the right to appoint all of the directors and senior management of the PRC operating affiliates and all of their other voting rights as shareholders of the PRC operating affiliates, as provided under the articles of association of each such entity~~.~~, such as matters related to the appointment of directors and senior management of the PRC operating affiliates, the transfer of their respective equity interests in the PRC operating affiliates, distributing dividends or other proceeds from the PRC operating affiliates, formulating the business plans and investment plans of the PRC operating affiliates, increasing or decreasing the capital of the PRC operating affiliates, the issuance of corporate bonds, mergers, divisions, change of corporate forms, dissolution or liquidation of the PRC operating affiliates and amendments to the articles of incorporation of the PRC operating affiliates. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of the PRC operating affiliates, or identity of those persons we can appoint as directors and officers. In addition, the PRC operating affiliates have an obligation to provide the individual designated by the PRC operating subsidiaries with access to and the ability to inspect records of certain information, including information regarding the PRC operating affiliates’ operation, business, clients, and finance.

The relevant PRC operating affiliates and their respective shareholders are not allowed to unilaterally terminate the agreements before expiry of their terms, unless otherwise permitted by law or the agreement. The term of the agreements shall be automatically renewed on an annual basis unless the relevant PRC operating subsidiary issues a prior notice in writing to other parties of the cancellation of such renewal. The agreements provide the relevant parties with the following contractual right of termination: in case of any substantial breach by any party of any covenants or obligations under the agreement, the non-breaching party which has suffered damages is entitled to terminate the agreement, if the breaching party fails to rectify the breach or take any remedial actions within 10 days after the non-breaching party notifies the breaching party and requests for rectification. The relevant PRC operating subsidiary is not bound by material obligations or material covenants under the agreement.

Equity Pledge Agreements

Pursuant to equity pledge agreements and, in certain instances, subsequent participation letters by certain of our new PRC operating affiliates, by and among the relevant PRC operating subsidiaries, the relevant PRC operating affiliates, the relevant shareholder of the relevant PRC

18

operating affiliates has pledged his equity interest in the relevant PRC operating affiliates, to certain of the PRC operating subsidiaries to secure his obligations under certain of the relevant contractual control agreements to which each is a party, such as the obligations of the relevant PRC operating affiliates ~~a under certain technical services agreements, trademark license~~and the relevant shareholders under the call option agreements and ~~exclusive services~~voting rights proxy agreements, as the case may be, and the obligation of each shareholder of the PRC operating affiliates under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the PRC operating affiliates, as the case may be and acquiring certain of our regional distributors, respectively. See “— Loans to the Shareholders of the PRC Operating Affiliates”. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant PRC operating affiliate, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreements may not be enforceable until we complete registration procedures with the local SAIC. See “Risk Factors — We use contractual arrangements with our PRC operating affiliates and their shareholders for a ~~significant~~ portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business” elsewhere in this annual report.

The respective shareholders of the PRC operating affiliates, who act as borrowers under the agreements, do not have unilateral termination rights. The relevant PRC operating subsidiary, who acts as lender, may unilaterally demand that the relevant shareholders of the PRC operating affiliates repay the loan before expiry of the 10-year loan term. However, the respective loans cannot be repaid by the borrower before their respective maturities without written approval from the lenders.

To be added to the first paragraph of “3. Variable Interest Entities” in the Notes to the Consolidated Financial Statements on page F-15:

3. Variable Interest Entities

The Group conducts substantially all of its operations through Focus Media Technology (Shanghai) Co., Ltd. and its subsidiaries (hereinafter collectively referred as “the PRC operating subsidiaries”). Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, the Group’s advertising business has been historically conducted through contractual arrangements among the PRC operating subsidiaries and the VIEs, and their respective shareholders. Each of the contractual arrangements with the VIEs and their respective shareholders may only be amended with the approval of our audit committee or another independent body of the board of directors of the Company, and may be terminated by an agreement of all parties thereto.

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Comment 24

To be added before the summary financial information of the VIEs of “3. Variable Interest Entities—Loan Agreements” in the Notes to the Consolidated Financial Statements on page F-17:

Risks in Relation to the VIE Structure

The Company has concluded that these contractual arrangements are legally enforceable and provide the Company with full control of the VIEs. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

•

The VIEs and their respective shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may not be properly registered or may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from our offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIEs are domestic PRC enterprises owned by our nominee shareholders, we are not likely to finance their activities by means of direct capital contributions as well.

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Comment 26

To be added to “2. Summary of Significant Accounting Policies—(b) Basis of Consolidation” in the Notes to the Consolidated Financial Statements on page F-10:

(b) Basis of Consolidation

The consolidated financial statements include the financial statements of Focus Media Holding, its majority-owned subsidiaries, its VIEs and their majority-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

US GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the contractual arrangements between the Company and the VIEs, the Company controls the operating activities and holds all the beneficial interests of the VIEs and has been determined to be the primary beneficiary of the VIEs. The Company has concluded that such contractual arrangements are legally enforceable (see footnote 3 for related risks and uncertainties).

Net income or loss of a subsidiary is attributed to the Company and to the noncontrolling interests either on the basis of relative ownership interest or in accordance with contractual agreements that specify a different allocation, such as in the case of VIEs. Noncontrolling interests in subsidiaries are presented separately from the Group’s equity therein.

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Comment 27

To be expanded in “3. Variable Interest Entities” in the Notes to the Consolidated Financial Statements on pages F-15 to F-16:

Transfer of Ownership When Permitted By Law

The equity owners of the relevant VIEs have granted the relevant PRC operating subsidiary or its designee an exclusive option to purchase all or part of their equity interests in the relevant VIEs, or all or part of the assets of the relevant VIEs, for a purchase price equal to the registered capital of the relevant VIEs, or such higher price as required under PRC laws at the time of such purchase, at any time determined by the relevant PRC operating subsidiary and to the extent permitted by PRC law. The call option agreement will terminate when the equity interests in the VIEs is legally transferred to the relevant PRC operating subsidiaries.

Voting Arrangements

The equity owners of the VIEs have granted an individual designated by the relevant PRC operating subsidiaries the right to appoint all of the directors and senior management of the VIEs and all of their other voting rights as shareholders of the VIEs, as provided under the articles of association of each such entity, to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIEs and distributing dividends or other proceeds from the VIEs. The agreement is valid for twenty years and shall be automatically renewed for another one year when the term (whether original or extended, if applicable) of the agreement is due.

Equity Pledge Agreements

The equity owners pledge their respective equity interest in the relevant VIEs, to certain of the PRC operating subsidiaries to secure their obligations under the respective loan agreements between the relevant shareholder and PRC operating subsidiary, for the sole purpose of contributing or increasing the registered capital of the VIEs, and acquiring certain of the Company’s regional distributors, respectively. Under these equity pledge agreements, each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant VIE, without the prior written consent of the relevant PRC operating subsidiary. The equity pledge agreement is continuously effective until the full performance of the contractual obligations or the full repayment of the guaranteed liabilities as described in such agreement.

Loan Agreements

Loans were provided to the equity owners of the VIEs solely for the purpose of establishing or increasing the registered capital of the VIEs. The loans were granted without interest. The loans have 10-year duration and cannot be repaid before maturity without written approval from the lenders.

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These contractual agreements provide the Company full control of the VIEs.

The call option agreements and voting arrangements provide the PRC Operating Subsidiaries effective control over the VIEs, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because the Company, through its PRC Operating Subsidiaries, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it has been deemed to be the primary beneficiary of the VIEs and has consolidated the respective VIEs since the date of execution of such agreements.

The Company has not provided financial or other support during the periods presented to the VIEs that was not previously contractually required to provide.